Form 10KSB, Exhibit 13
period 2004-12-31
FIRST SOUTHERN BANCORP
filed 2005-03-31
CIK 1156366

--------------------------------------------------------------------------------

                             FIRST SOUTHERN BANCORP






                               2004 ANNUAL REPORT

                             FIRST SOUTHERN BANCORP

                                Table of Contents


                                                             Page
                                                             ----

Selected Financial Data . . . . . . . . . . . . . . . . . . .   2
Management's Discussion and Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . .   3
Report of Independent Registered Public Accounting Firm . . .  14
Consolidated Financial Statements . . . . . . . . . . . . . .  15
Notes to Consolidated Financial Statements. . . . . . . . . .  20
Corporate and Shareholder Information . . . . . . . . . . . .  32

CORPORATE  INFORMATION

First Southern Bancorp, a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in Bulloch County, Georgia. The Company currently has one subsidiary, First Southern National Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 15, 2005, the Company had 662 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the operation of the Company. The Company has no current plans to initiate dividends, and the future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2004 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 12 to the Company's audited financial statements.

                             FIRST SOUTHERN BANCORP

                            SELECTED FINANCIAL DATA

                                           2004         2003         2002

FOR THE YEAR
    Net interest income                $ 2,858,961    1,705,535      724,802
    Provision for loan losses              404,865      324,390      375,000
    Noninterest income                     606,769      467,128      217,650
    Noninterest expense                  2,567,230    2,153,070    1,533,875
    Net earnings(loss)                 $   943,453     (304,797)    (966,423)

PER COMMON SHARE
    Basic earnings(loss)               $      1.02        (0.33)       (1.05)
    Diluted earnings(loss)                    1.02        (0.33)       (1.05)
    Cash dividends declared                      -            -            -
    Book value                         $      9.10         8.09         8.45

AT YEAR END
    Loans, net                         $70,251,586   44,876,389   23,772,372
    Earning assets                      86,034,552   57,614,117   28,769,761
    Assets                              96,069,398   63,290,834   31,913,765
    Deposits                            84,274,191   55,674,666   24,063,029
    Shareholders' equity               $ 8,381,121    7,449,548    7,768,369
    Common shares outstanding              920,547      920,547      919,547

AVERAGE BALANCES
    Loans                              $60,357,925   34,843,677   10,625,401
    Earning assets                      69,821,200   41,305,997   15,898,866
    Assets                              74,539,221   46,113,806   18,024,602
    Deposits                            64,404,123   38,251,452   10,478,073
    Shareholders' equity               $ 7,915,334    7,608,959    8,058,708
    Weighted average shares
      outstanding                          920,547      919,847      919,547

KEY PERFORMANCE RATIOS
    Return on average assets                  1.27%      (0.66%)      (5.93%)
    Return on average shareholders'
      equity                                 11.92%      (4.01%)     (13.26%)
    Net interest margin                       4.09%        4.13%        4.07%
    Dividend payout ratio                        -            -            -
    Average equity to average assets         10.62%       16.50%       44.71%

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                                     GENERAL

First Southern Bancorp is a bank holding company headquartered in Statesboro, Georgia organized to own all of the common stock of its bank subsidiary, First Southern National Bank. The principal activity of the bank is to provide banking services to domestic markets, principally in Bulloch County, Georgia. The bank is primarily regulated by the Office of the Comptroller of the Currency("OCC") and undergoes periodic examinations by this regulatory agency. Our bank holding company is regulated by the Federal Reserve Bank and also is subject to periodic examinations.

The following discussion describes our results of operations for 2004 as compared to 2003 and also analyzes our financial condition as of December 31, 2004 as compared to December 31, 2003. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary sources of funds for making these loans and investments are our deposits and Federal Home Loan Bank borrowings, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2004 and 2003 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb possible losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section, we have included a detailed discussion of this process, as well as several tables summarizing information concerning the allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

                           FORWARD-LOOKING STATEMENTS

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

     - significant increases in competitive pressure in the banking and financial services industries;
     - changes in the interest rate environment which could reduce anticipated or actual margins;
     - changes in political conditions or the legislative or regulatory environment;
     - general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
     -    changes occurring in business conditions and inflation;

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

     -    changes in technology;
     -    changes in monetary and tax policies;
     -    the level of allowance for loan loss;
     -    the rate of delinquencies and amounts of charge-offs;
     -    the rates of loan growth;
     - adverse changes in asset quality and resulting credit risk-related losses and expenses;
     - loss of consumer confidence and economic disruptions resulting from terrorist activities;
     -    changes in the securities markets; and
     - other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

                          CRITICAL ACCOUNTING POLICIES

We have adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in note 1 in the footnotes to the consolidated financial statements at December 31, 2004 included elsewhere in this annual report.

We believe that the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Please refer to the portion of management's discussion and analysis of financial condition and results of operations that addresses the allowance for loan losses for a description of our processes and methodology for determining the allowance for loan losses.

                              RESULTS OF OPERATIONS
OVERVIEW

Net income for 2004 was $943,453, or $1.02 per common share, compared to a net loss for 2003 of $304,797, or $0.33 per common share. Our net income in 2004 included an income tax benefit of approximately $450,000, which was due in large part to the reversal of a valuation allowance on our deferred tax assets. Our operational results depend to a large degree on net interest income, which is the difference between the interest income received from investments(such as loans, investment securities, federal funds sold, etc.) and the interest expense, which is paid on deposits and Federal Home Loan Bank advances. Net interest income was $2,858,961 for the year ended December 31, 2004 compared to $1,705,535 for the year ended December 31, 2003.

The provision for loan losses in 2004 was $404,865 compared to $324,390 in 2003. The provision for loan losses reflects management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses.

Other operating income for the year ended December 31, 2004 totaled $606,769, representing a $139,641(30%) increase from December 31, 2003. Other operating income includes services charges on deposit accounts and mortgage origination fee income. An increase in the number of deposits allowed us to derive significant income from service charges, while rising interest rates caused a reduction in income recognized from the origination of mortgage loans. Other operating expenses in 2004 were $2,567,230, a $414,160(19%) increase compared with the 2003 amount, due to increases in data processing expense, which increased as the number of transactions increased. The largest component of other operating expenses is salaries and benefits, which totaled $1,182,704 for the year ended December 31, 2004.

In 2004, we recognized an income tax benefit of $449,818 due to the reversal of the valuation allowance related to our deferred tax asset. In 2003, we recognized no income tax benefit due to the fact that realization of such a benefit was dependent upon future earnings of our company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

NET  INTEREST  INCOME

For the year ended December 31, 2004, net interest income totaled $2,858,961 compared to $1,705,535 for the same period in 2003. Interest income from loans including fees was $3,750,598, representing a yield of 6.21%. Interest expense totaled $1,112,081 for the year ended December 31, 2004 compared to $641,888 in 2003. The net interest margin realized on earning assets and the interest rate spread were 4.09% and 3.86%, respectively, for the year ended December 31, 2004. For the year ended December 31, 2003, the net interest margin realized on earning assets and the interest rate spread were 4.13% and 3.79%, respectively.

AVERAGE BALANCES AND INTEREST RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2004 and 2003, and the average rate of interest earned or paid thereon. Average balances have been derived from the daily balances throughout the period indicated.

                                                    December 31, 2004                   December 31, 2003
                                                  ---------------------               ---------------------
                                              Average                 Yield/      Average                Yield/
                                              Balance     Interest     Rate       Balance    Interest     Rate
                                           -------------  ---------  ---------  -----------  ---------  ---------
Assets:
  Interest earning assets:
    Loans(including loan fees)             $ 60,357,925   3,750,598      6.21%  34,843,677   2,216,948      6.36%
    Investment securities                     6,272,816     169,400      2.70%   4,824,313     105,772      2.19%
    Federal funds sold                        3,190,459      51,044      1.60%   1,638,007      24,703      1.51%
                                           -------------  ---------  ---------  -----------  ---------  ---------

  Total interest earning assets              69,821,200   3,971,042      5.69%  41,305,997   2,347,423      5.68%
                                                          ---------                          ---------  ---------
  Other non-interest earning assets           4,718,021                          4,807,809
                                           -------------                        -----------

        Total assets                       $ 74,539,221                         46,113,806
                                           =============                        ===========

Liabilities and shareholders' equity:
  Interest-bearing liabilities:
    Deposits:
      Interest-bearing demand              $ 22,652,229     296,849      1.31%  13,270,875     149,950      1.13%
      Savings                                 1,802,578       8,901      0.49%   1,275,546       8,495      0.67%
      Time                                   34,223,293     783,396      2.29%  19,249,441     480,601      2.50%
    Federal Home Loan Bank advances           1,608,302      18,790      1.17%           -           -         -
    Other                                       375,984       4,145      1.10%     118,339       2,842      2.40%
                                           -------------  ---------  ---------  -----------  ---------  ---------

        Total interest-bearing
          liabilities                        60,662,386   1,112,081      1.83%  33,914,201     641,888      1.89%
                                                          ---------  ---------               ---------  ---------

  Other non-interest bearing liabilities      5,961,501                          4,590,646
  Shareholders' equity                        7,915,334                          7,608,959
                                           -------------                        -----------

        Total liabilities and
            shareholders' equity           $ 74,539,221                         46,113,806
                                           =============                        ===========
Excess of interest-earning assets
  over interest-bearing liabilities        $  9,158,814                          7,391,796
                                           =============                        ===========
Ratio of interest-earning assets to
  interest-bearing liabilities                      115%                               122%
Net interest income                                       2,858,961                          1,705,535
                                                          =========                          =========

Net interest spread                                                      3.86%                              3.79%
                                                                     =========                          =========

Net interest margin                                                      4.09%                              4.13%
                                                                     =========                          =========

Nonaccrual loans and the interest income that was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

VOLUME/RATE  ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated.

                                                 2004 Compared to 2003
                                         Increase(decrease) due to changes in
                                      ---------------  ------------  ----------
                                          Volume           Rate      Net Change
                                      ---------------  ------------  ----------
Interest income on:
    Loans(including loan fees)        $     1,584,187      (50,537)   1,533,650
    Investment securities                      35,912       27,716       63,628
    Federal funds sold                         24,752        1,589       26,341
                                      ---------------  ------------  ----------

                                            1,644,851      (21,232)   1,623,619
                                      ---------------  ------------  ----------


Interest expense on:
    Interest-bearing demand                   119,817       27,082      146,889
    Savings                                     1,085         (679)         406
    Time                                      339,041      (36,246)     302,795
    Federal Home Loan Bank advances            18,790            -       18,790
    Other                                       1,734         (431)       1,303
                                      ---------------  ------------  ----------

                                              480,467      (10,274)     470,193
                                      ---------------  ------------  ----------

                                      $     1,164,384      (10,959)   1,153,426
                                      ===============  ============  ==========

INTEREST RATE SENSITIVITY AND ASSET LIABILITY MANAGEMENT

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management of a financial institution. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made. Since the assets and liabilities of a bank are primarily monetary in nature(payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

Net interest income is the primary component of net income for financial institutions. Net interest income is affected by the timing and magnitude of repricing of as well as the mix of interest sensitive and noninterest sensitive assets and liabilities. "Gap" is a static measurement of the difference between the contractual maturities or repricing dates of interest sensitive assets and interest sensitive liabilities within the following twelve months. Gap is an attempt to predict the behavior of the bank's net interest income in general terms during periods of movement in interest rates. In general, if the bank is asset sensitive, more of its interest sensitive assets are expected to reprice within twelve months than its interest sensitive liabilities over the same period. In a rising interest rate environment, assets repricing more quickly is expected to enhance net interest income. Alternatively, decreasing interest rates would be expected to have the opposite effect on net interest income since assets would theoretically be repricing at lower interest rates more quickly than interest sensitive liabilities. Although it can be used as a general predictor, Gap as a predictor of movements in net interest income has limitations due to the static nature of its definition and due to its inherent assumption that all assets will reprice immediately and fully at the contractually designated time. At December 31, 2004, the bank, as measured by Gap, is in a liability sensitive position. Management has several tools available to it to evaluate and affect interest rate risk, including deposit pricing policies and changes in the mix of various types of assets and liabilities.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The bank's savings accounts and interest-bearing demand accounts(NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                                At December 31, 2004
                                              Maturing or Repricing in
                                             --------------------------
                                               (dollars in thousands)

                                             3 Months or    4 Months to   1 to 5   Over 5
                                                Less         12 Months     Years    Years   Total
                                            -------------  -------------  -------  -------  ------
Interest-earning assets:
    Federal funds sold                      $      7,086              -        -        -    7,086
    Investment securities                              -          1,391    4,883      999    7,273
    Loans                                         38,843         10,907   20,390    1,112   71,252
    Other investments                                  -              -        -      424      424
                                            -------------  -------------  -------  -------  ------

Total interest-bearing assets:                    45,929         12,298   25,273    2,535   86,035
                                            -------------  -------------  -------  -------  ------

Interest-bearing liabilities:
    Deposits:
      Savings and demand                          34,020              -        -        -   34,020
      Time deposits                               13,777         22,136    7,886        -   43,799
      Federal Home Loan Bank advance                   -              -    3,000        -    3,000
                                            -------------  -------------  -------  -------  ------

Total interest-bearing liabilities                47,797         22,136   10,886        -   80,819
                                            -------------  -------------  -------  -------  ------

Interest sensitive difference per period    $     (1,868)        (9,838)  14,387    2,535    5,216
                                            =============  =============  =======  =======  ======
Cumulative interest sensitivity difference  $     (1,868)       (11,706)   2,681    5,216
                                            =============  =============  =======  =======
Cumulative difference to total assets             (1.94%)       (12.18%)    2.79%    5.43%

At December 31, 2004, the difference between the bank's liabilities and assets repricing or maturing within one year was $11,706,000.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may reflect changes in market interest rates differently. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Other factors which may affect the assumptions made in the table include changes in interest rates, pre-payment rates, early withdrawal levels, and the ability of borrowers to service their debt.

PROVISION  AND  ALLOWANCE  FOR  LOAN  LOSSES

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The provision charged to expense was $404,865 for the year ended December 31, 2004, compared to $324,390 for the year ended December 31, 2003. The loan portfolio increased by $25,702,197 during the year ended December 31, 2004, compared to growth of $21,402,017 in 2003. The provision has been a result of management's efforts to increase the allowance to match the growth in the loan portfolio. The allowance for loan losses was 1.40% of gross loans at December 31, 2004 compared to 1.48% at December 31, 2003. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. We anticipate maintaining an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital. We have experienced net charge-offs in 2004 of $77,865. Past due loans greater than 90 days and nonaccrual loans were $295,959 and $17,905, respectively, as of December 31, 2004. We had $45,882 in other real estate or repossessions as of December 31, 2004.

The following table summarizes information concerning the allowance for loan losses:

                                                                December 31,
                                                                ------------
                                                     2004          2003         2002
                                                 -------------  -----------  -----------
Total loans outstanding, end of year              $71,251,586   45,549,389   24,147,372
                                                 =============  ===========  ===========
Average loans outstanding                         $60,357,925   34,843,677   10,625,401
                                                 =============  ===========  ===========
Balance at beginning of year                       $673,000       375,000         -
Charge-offs:
  Commercial                                                -            -            -
  Real estate - construction                                -            -            -
  Real estate - mortgage                               44,735            -            -
  Consumer                                             38,130       35,584
                                                 -------------  -----------

    Total charge-offs                                  82,865       35,584            -
                                                 -------------  -----------  -----------

Recoveries:
  Commercial                                                -            -            -
  Real estate - construction                                -            -            -
  Real estate - mortgage                                    -            -            -
  Consumer                                              5,000        9,194            -
                                                 -------------  -----------  -----------

    Total recoveries                                    5,000        9,194            -
                                                 -------------  -----------  -----------

Net charge-offs                                        77,865       26,390            -

Additions charged to operations                       404,865      324,390      375,000
                                                 -------------  -----------  -----------

Balance at end of year                           $  1,000,000      673,000      375,000
                                                 =============  ===========  ===========
Ratio of net charge-offs during the period to
  average loans outstanding during the period            0.13%        0.08%        0.00%
                                                 =============  ===========  ===========
Allowance for loan losses to loans, end of year          1.40%        1.48%        1.55%
                                                 =============  ===========  ===========

The Company does not allocate the allowance for loan losses to various loan categories. The entire allowance is available to absorb losses from any and all loans. Due to the short time that the bank has been open, management does not estimate the amount of net charge-offs that will occur in 2005.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2004, 2003 and 2002:

                                                December 31,
                                               --------------
                                           2004     2003    2002
                                         --------  -------  ----
Accruing loans 90 days or more past due  $295,959   37,000     -
Non-accrual loans                          17,905   47,000     -
Interest on non-accrual loans which
  would have been reported                    832    1,000     -
Other real estate and repossessions        45,882        -     -

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

NONINTEREST  INCOME  AND  EXPENSE

Noninterest income for the year ended December 31, 2004 totaled $606,769 as compared to $467,128 for the year ended December 31, 2003. The largest component of other income is service charges on deposit accounts, which totaled $363,191 during 2004 compared to $193,662 in 2003. An increase in the number of customers during 2004 facilitated the increase in service charges. Mortgage origination fee income totaled $221,475 during the year ended December 31, 2004. The decrease in mortgage origination fee income of $39,851 from the December 31, 2003 balance of $261,326 was due to rising interest rates, which reduced refinancing volume in the residential real estate market.

Total noninterest expense for the year ended December 31, 2004 was $2,567,230 as compared to $2,153,070 for the same period in 2003. Salaries and benefits, the largest component of noninterest expense, totaled $1,182,704 for the year ended December 31, 2004, compared to $1,000,005 for the same period a year ago. Net occupancy and equipment expense was $331,622 during 2004 and other operating expenses totaled $1,052,904, compared to $280,344 and $872,721, respectively, during 2003. The increase in occupancy expense and other operating expense is directly related to the overall growth of the bank.

INCOME  TAXES

In 2004, we recognized a previously unrecognized net deferred tax benefit of $449,818 as it became more likely than not that we would be able to realize this benefit. In 2003, we recognized no income tax benefit due to the fact that realization of such a benefit was dependent upon future earnings of our company.

                               FINANCIAL CONDITION

Total assets were $96,069,398 as of December 31, 2004, compared to $63,290,834 as of December 31, 2003. The primary source of growth in assets was net loans, which totaled $70,251,586, or 73% of total assets, as of December 31, 2004. Investment securities available-for-sale totaled $7,272,616 at December 31, 2004, compared to $5,570,678 at December 31, 2003. Total deposits were $84,274,191, or 88% of total assets, at December 31, 2004, compared to $55,674,566, or 88% of total assets, as of December 31, 2003. Federal Home Loan Bank borrowings were $3,000,000 as of December 31, 2004. The Bank did not have any Federal Home Loan Bank borrowings as of December 31, 2003.

INTEREST-EARNING  ASSETS

LOANS

Gross loans totaled $71,251,586 at December 31, 2004, an increase of $25,702,197 or 56%, since December 31, 2003. The largest classification of loans was in real estate mortgage loans, which totaled $45,417,234 or 64% at December 31, 2004. Balances within the major loans receivable categories as of December 31, 2004 and December 31, 2003 are as follows:

                                                2004                  2003
                                         -------------------  --------------------
Commercial, financial and agricultural   $11,396,239  15.99%  $ 7,843,325   17.22%
Real estate - mortgage                    45,417,234  63.74%   28,290,032   62.11%
Real estate - construction                 8,049,926  11.30%    5,164,115   11.34%
Consumer and other                         6,388,187   8.97%    4,251,917    9.33%
                                         -----------  ------  -----------  -------

                                         $71,251,586  100.0%  $45,549,389  100.00%
                                         ===========  ======  ===========  =======

As of December 31, 2004, maturities of loans in the indicated classifications were as follows:

                            Real Estate
               Commercial   Construction    Total
               -----------  ------------  ----------

Maturity
Within 1 year  $ 8,816,138     7,932,846  16,748,984
1 to 5 years     2,270,161       117,080   2,387,241
Over 5 years       309,940             -     309,940
               -----------  ------------  ----------

    Totals     $11,396,239     8,049,926  19,446,165
               ===========  ============  ==========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

As of December 31, 2004, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows:

                              Fixed     Variable
                             Interest   Interest
                              Rates      Rates      Total
                            ----------  --------  ---------
Commercial
    1 to 5 years            $2,270,161         -  2,270,161
    Over 5 years               309,940         -    309,940

Real estate - construction
    1 to 5 years               117,080         -    117,080
                            ----------  --------  ---------

                            $2,697,181         -  2,697,181
                            ==========  ========  =========

INVESTMENT SECURITIES

Investment securities available-for-sale totaled $7,272,616 at December 31, 2004, compared to $5,570,678 at December 31, 2003. All of the bank's marketable investment securities were designated as available-for-sale at December 31, 2004 and 2003 and consisted of United States Government agencies and mortgage backed securities. The amortized cost of these investment securities was $7,314,413 at December 31, 2004.

The following table presents the investments by category at December 31, 2004 and 2003:

                                              2004                          2003
                                  -----------------------------  ---------------------------
                                               (Amounts are presented in thousands)


                                                     Estimated                    Estimated
                                                    -----------                  -----------
                                   Amortized Cost   Fair Value   Amortized Cost  Fair Value
                                   ---------------  -----------  --------------  -----------
United States government agencies  $         5,491        5,463           1,998        1,993
Mortgage-backed                              1,823        1,810           3,596        3,578
                                   ---------------  -----------  --------------  -----------

                                   $         7,314        7,273           5,594        5,571
                                   ===============  ===========  ==============  ===========

The following table presents the maturities of investment securities at amortized cost and the weighted average yields for each range of maturities presented. Yields are based on amortized cost of securities. (Amounts presented in thousands).

                                                  Weighted                     Weighted
                                 U.S. Government  Average   Mortgage-backed    Average
                                    Agencies       Yields       Securities      Yields
                                 ---------------  ---------  ----------------  ---------

Maturities at December 31, 2004
-------------------------------

Within 1 year                    $             -         -%  $          1,400      2.27%
After 1 through 5 years                    4,496      3.10%               423      3.19%
After 5 through 10 years                     995      5.30%                 -         -
                                 ---------------             ----------------
After 10 years

Totals                           $         5,491      3.50%  $          1,823      2.48%
                                 ===============  =========  ================  =========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

DEPOSITS

At December 31, 2004, deposits totaled $84,274,191 compared to $55,674,566 for the previous year. Noninterest-bearing demand deposits were $6,455,161 or 7.66%, of total deposits and interest-bearing deposits were $77,819,030 or 92.34% of total deposits, at December 31, 2004.

Balances within the major deposit categories as of December 31, 2004 and 2003 are as follows:

                                                   2004                  2003
                                           --------------------  --------------------
Noninterest-bearing demand deposits        $ 6,455,161    7.66%  $ 5,476,791    9.85%
Interest-bearing demand deposits            32,006,220   37.98%   26,469,185   47.54%
Savings deposits                             2,013,546    2.39%    1,471,359    2.64%
Certificates of deposit $100,000 and over   23,883,950   28.34%    8,219,513   14.76%
Other time deposits                         19,915,314   23.63%   14,037,718   25.21%
                                           -----------  -------  -----------  -------

                                           $84,274,191  100.00%  $55,674,566  100.00%
                                           ===========  =======  ===========  =======

The average balance of deposits and the average rates paid on such deposits are summarized for 2004 and 2003 in the following table.

                                             December 31,
                            -----------------------------------------
                                     2004                  2003
                            ---------------------  ------------------

                              Amount       Rate      Amount     Rate
                            -----------  --------  -----------  -----
Noninterest-bearing demand  $ 5,726,023        -   $ 4,455,590     -
Interest-bearing demand      22,652,229     1.31%   13,270,875  1.13%
Savings                       1,802,578     0.49%    1,275,546  0.67%
Time deposits                34,223,293     2.29%   19,249,441  2.50%
                            -----------            -----------

    Totals                  $64,404,123            $38,251,452
                            ===========            ===========

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2004, are summarized as follows:

Within 3 months            $ 5,005,367
After 3 through 6 months     2,027,024
After 6 through 12 months   10,732,443
After 12 months              6,119,116
                           -----------

Total                      $23,883,950
                           ===========

BORROWED  FUNDS

At December 31, 2004, the bank has an advance outstanding with the Federal Home Loan Bank in the amount of $3,000,000. We did not have any borrowings outstanding as of December 31, 2003. The average rate we paid on borrowings for the year ended December 31, 2004 was 1.17%. The bank has pledged approximately $12,389,000 in qualifying mortgage loans as security for this advance and possible future advances. This advance bears interest at a fixed rate of 2.01%, requires quarterly interest payments, is callable on June 20, 2005 and matures on June 18, 2007. At maturity, the bank will determine whether to repay or renew these loans based on the existing rate environment and interest rate considerations. As of December 31, 2004, the bank had $6,911,000 in additional borrowing capacity under the borrowing arrangement with the FHLB. Additionally, the bank has a $2,000,000 overnight federal funds line of credit with its correspondent bank to cover short-term liquidity needs. The credit line had no outstanding balance as of December 31, 2004.

CAPITAL  RESOURCES

Shareholders' equity totaled $8,381,121 at December 31, 2004 compared to $7,449,548 at December 31, 2003. Our net income for the year ended December 31, 2004 was $943,453, and accumulated other comprehensive income, net of tax, decreased $11,880.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

Bank holding companies, such as us, and their banking subsidiaries are required by banking regulators to meet certain minimum levels of capital adequacy, which are expressed in the form of certain ratios. These capital requirements currently apply to us only at the bank level. Once we have at least $150 million in total assets, these requirements will also apply at the holding company level. Capital is separated into Tier 1 capital(essentially common shareholders' equity less intangible assets) and Tier 2 capital(essentially the allowance for loan losses limited to 1.25% of risk-weighted assets). In the table below, the first two ratios, which are based on the degree of credit risk in our assets, provide the weighting of assets based on assigned risk factors and include off-balance sheet items such as loan commitments and stand-by letters of credit. The ratio of Tier 1 capital to risk-weighted assets must be at least 4.0% and the ratio of total capital(Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8.0%. The capital leverage ratio supplements the risk-based capital guidelines.

Banks and bank holding companies are required to maintain a minimum ratio of Tier 1 capital to adjusted quarterly average total assets of 3.0%.

The following table summarizes the bank's risk-based capital ratios at December 31, 2004:

   Tier 1 capital(to risk-weighted assets)   9.43%
   Total capital(to risk-weighted assets)   10.68%
   Tier 1 capital(to total average assets)   8.43%

LIQUIDITY

The bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match the maturities to meet liquidity needs. It is the policy of the bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

The bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the bank has arrangements with commercial banks for short term unsecured advances up to $2,000,000.

Cash and cash equivalents as of December 31, 2004 increased $4,591,605 from December 31, 2003. Cash provided by operating activities totaled $967,551 in 2004, while inflows from financing activities totaled $31,599,625, which were attributable to net deposit increases and proceeds from Federal Home Loan Bank borrowings.

During 2004, investing activities used $27,975,571. Investing activities included net loans made to customers of $25,860,944, purchases of investment securities available-for-sale of $4,000,000 and purchases of premises and equipment of $189,390, partially offset by maturities and paydowns of investment securities available-for-sale of $2,222,063.

OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are written conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments to extend credit as we do for on-balance-sheet instruments. Collateral held for commitments to extend credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

The following table summarizes our off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31, 2004:

Commitments to extend credit  $11,911,495
Standby letters of credit     $         -

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the bank's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in Bulloch County and surrounding areas.

INFLATION

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. We cope with the effects of inflation through the management of our interest rate sensitivity gap position, by periodically reviewing and adjusting our pricing of services to consider current costs and through managing our level of net income relative to our dividend payout policy.

SELECTED RATIOS

The following table sets out certain ratios of the Company for the years ended December 31, 2004, 2003 and 2002.

                                     2004    2003      2002
                                    ------  -------  --------
Net earnings(loss) to:
    Average shareholders' equity    11.92%  (4.01)%  (13.26)%
    Average assets                   1.27%   (.66)%   (5.93)%
Average equity to average assets    10.62%   16.50%    44.71%
Dividends to net earnings               -        -         -

RECENT ACCOUNTING PRONOUNCEMENTS

In  December  2004,  the  Financial  Accounting  Standards Board("FASB") adopted
Statement  of  Financial  Accounting  Standards  No.  123(R),  Share-Based
Payment("SFAS No. 123(R)"), which revises and amends SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including stock options, to be recognized in the financial statements based on their fair values. Upon adoption, pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123(R) will be effective for our company for financial statements beginning after December 15, 2005. We are still evaluating the transition provisions allowed by SFAS No. 123(R) and expect to adopt its provisions in the first quarter of 2006. We have not yet determined the financial statement impact of the pronouncement.

In March 2004, The Emerging Issues Task Force("EITF") issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments("EITF 03-1"). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004, whereas the recognition and measurement guidance has been deferred. The disclosures required by EITF 03-1 are included in Note 2 to the consolidated financial statements. We did not recognize an impairment loss on any investment in 2004 or 2003.

Other accounting standards that have been issued or proposed by the FASB and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

                               [GRAPHIC OMITTED]

                            Porter Keadle Moore, LLP
                            ------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors
First Southern Bancorp
Statesboro, Georgia

We have audited the accompanying consolidated balance sheets of First Southern Bancorp and subsidiary as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Southern Bancorp and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                            /s/ Porter Keadle Moore, LLP
                                                   [GRAPHIC OMITTED]


Atlanta, Georgia
February 11, 2005




                          Certified Public Accountants
--------------------------------------------------------------------------------
      Suite 1800 - 235 Peachtree Street NE - Atlanta, Georgia 30303 - Phone
                  404-588-4200 - Fax 404-588-4222 - www.pkm.com

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2004 AND 2003

                                                                       2004         2003
                                                                   ------------  -----------
                                     Assets
                                     ------
Cash and due from banks                                            $ 6,710,767    2,988,162
Federal funds sold                                                   7,086,000    6,217,000
                                                                   ------------  -----------

    Cash and cash equivalents                                       13,796,767    9,205,162

Investment securities available-for-sale                             7,272,616    5,570,678
Other investments                                                      424,350      277,050
Loans, net                                                          70,251,586   44,876,389
Premises and equipment, net                                          3,016,786    2,960,532
Accrued interest receivable and other assets                         1,307,293      401,023
                                                                   ------------  -----------

                                                                   $96,069,398   63,290,834
                                                                   ============  ===========

                      Liabilities and Shareholders' Equity
                      ------------------------------------

Liabilities:
  Deposits:
    Noninterest-bearing demand                                     $ 6,455,161    5,476,791
    Interest-bearing demand and money market                        32,006,220   26,469,185
    Savings                                                          2,013,546    1,471,359
    Time                                                            43,799,264   22,257,231
                                                                   ------------  -----------

    Total deposits                                                  84,274,191   55,674,566

  Federal Home Loan Bank advances                                    3,000,000            -
  Accrued interest payable and other liabilities                       414,086      166,720
                                                                   ------------  -----------

    Total liabilities                                               87,688,277   55,841,286
                                                                   ------------  -----------

Commitments

Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized;
    no shares issued and outstanding                                         -            -
  Common stock, $.01 par value; 10,000,000 shares authorized;
    920,547 shares issued and outstanding in 2004 and 2003               9,205        9,205
  Additional paid-in capital                                         9,125,765    9,125,765
  Accumulated deficit                                                 (727,099)  (1,670,552)
  Accumulated other comprehensive income(loss)                         (26,750)     (14,870)
                                                                   ------------  -----------

    Total shareholders' equity                                       8,381,121    7,449,548
                                                                   ------------  -----------

                                                                   $96,069,398   63,290,834
                                                                   ============  ===========

See  accompanying  notes  to  consolidated  financial  statements.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                               2004          2003
                                                          --------------  ----------
Interest income:
    Interest and fees on loans                            $    3,750,598  2,216,948
    Interest and dividends on investment securities              169,400    105,772
    Interest on federal funds sold                                51,044     24,703
                                                          --------------  ----------

    Total interest income                                      3,971,042  2,347,423
                                                          --------------  ----------

Interest expense:
    Interest expense on deposits                               1,089,146    639,046
    Interest expense on Federal Home Loan Bank advances           18,790          -
    Other interest expense                                         4,145      2,842
                                                          --------------  ----------

    Total interest expense                                     1,112,081    641,888
                                                          --------------  ----------

    Net interest income                                        2,858,961  1,705,535

Provision for loan losses                                        404,865    324,390
                                                          --------------  ----------

    Net interest income after provision for loan losses        2,454,096  1,381,145
                                                          --------------  ----------

Other income:
    Service charges on deposit accounts                          363,191    193,662
    Residential mortgage origination fees                        221,475    261,326
    Miscellaneous                                                 22,103     12,140
                                                          --------------  ----------

        Total other income                                       606,769    467,128
                                                          --------------  ----------

Other expense:
    Salaries and benefits                                      1,182,704  1,000,005
    Net occupancy and equipment                                  331,622    280,344
    Other operating                                            1,052,904    872,721
                                                          --------------  ----------

        Total other expense                                    2,567,230  2,153,070
                                                          --------------  ----------

        Earnings(loss) before income tax benefit                 493,635   (304,797)

Income tax benefit                                               449,818          -
                                                          --------------  ----------

        Net earnings(loss)                                $      943,453   (304,797)
                                                          ==============  ==========

        Basic and diluted earnings(loss) per share        $         1.02      (0.33)
                                                          ==============  ==========

See  accompanying  notes  to  consolidated  financial  statements.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                        Accumulated
                                              Additional                   Other
                                     Common    paid-in    Accumulated   Comprehensive
                                      Stock    Capital      Deficit     Income(Loss)      Total
                                     -------  ----------  ------------  --------------  ------------
Balance, December 31, 2002           $ 9,195   9,115,775   (1,365,755)          9,154     7,768,369

Exercise of stock options                 10       9,990            -               -        10,000
Net loss                                   -           -     (304,797)              -      (304,797)
Change in unrealized gain/loss
  on securities available-for-sale,
  net of tax                               -           -            -         (24,024)      (24,024)
                                     -------  ----------  ------------  --------------  ------------

Balance, December 31, 2003             9,205   9,125,765   (1,670,552)        (14,870)    7,449,548

Net earnings                               -           -      943,453               -       943,453
Change in unrealized gain/loss
  on securities available-for-sale,
  net of tax                               -           -            -         (11,880)      (11,880)
                                     -------  ----------  ------------  --------------  ------------

Balance, December 31, 2004           $ 9,205   9,125,765     (727,099)        (26,750)    8,381,121
                                     =======  ==========  ============  ==============  ============

See accompanying notes to consolidated financial statements.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                     2004       2003
                                                                   ---------  ---------

Net earnings(loss)                                                 $943,453   (304,797)
                                                                   ---------  ---------
Other comprehensive loss, net of tax:
  Unrealized losses on investment securities available-for-sale:
    Unrealized losses arising during the period                     (18,563)   (37,537)
    Income tax benefit related to unrealized losses                   6,683     13,513
                                                                   ---------  ---------

Other comprehensive loss                                            (11,880)   (24,024)
                                                                   ---------  ---------

Comprehensive income(loss)                                         $931,573   (328,821)
                                                                   =========  =========

See accompanying notes to consolidated financial statements.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                  2004           2003
                                                              -------------  ------------
Cash flows from operating activities:
    Net earnings(loss)                                        $    943,453      (304,797)
      Adjustments to reconcile net earnings(loss) to
        net cash provided by operating activities:
          Provision for loan losses                                404,865       324,390
          Deferred tax benefit                                    (449,818)            -
          Depreciation, amortization and accretion                 190,572       195,132
          Change in:
            Other assets                                          (368,887)     (121,575)
            Other liabilities                                      247,366        84,353
                                                              -------------  ------------

                  Net cash provided by operating activities        967,551       177,503
                                                              -------------  ------------

Cash flows from investing activities:
    Proceeds from maturities and paydowns
      of investment securities available-for-sale                2,222,063     2,123,864
    Purchases of investment securities available-for-sale       (4,000,000)   (4,766,211)
    Proceeds from sale of other investments                              -        33,250
    Purchases of other investments                                (147,300)     (113,800)
    Net change in loans                                        (25,860,944)  (21,428,407)
    Purchases of premises and equipment                           (189,390)     (942,663)
                                                              -------------  ------------

                  Net cash used by investing activities        (27,975,571)  (25,093,967)
                                                              -------------  ------------

Cash flows from financing activities:
    Net change in deposits                                      28,599,625    31,611,537
    Proceeds from Federal Home Loan Bank advances                3,000,000             -
    Proceeds from exercise of stock options                              -        10,000
                                                              -------------  ------------

                  Net cash provided by financing activities     31,599,625    31,621,537
                                                              -------------  ------------

Net change in cash and cash equivalents                          4,591,605     6,705,073

Cash and cash equivalents at beginning of the year               9,205,162     2,500,089
                                                              -------------  ------------

Cash and cash equivalents at end of the year                  $ 13,796,767     9,205,162
                                                              =============  ============

Noncash investing and financing activities:
    Change in unrealized gain/loss on securities
      available-for-sale, net of tax                          $    (11,880)      (24,024)
    Transfer of loans to other real estate                    $     80,882             -

Supplemental information of amounts paid for interest, net
of amounts capitalized                                        $  1,039,749       603,871

See accompanying notes to consolidated financial statements.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     Basis of Presentation
     ---------------------
     The consolidated financial statements include the accounts of First Southern Bancorp(the "Company") and its wholly owned subsidiary, First Southern National Bank(the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company raised $9,124,970, net of offering expenses of $70,500, through the sale of 919,547 shares of its $.01 par value common stock at $10.00 per share and was incorporated for the purpose of becoming a bank holding company. The Bank commenced business on February 5, 2002 upon receipt of its banking charter from the Office of the Comptroller of Currency("OCC"). The Bank is primarily regulated by the OCC and undergoes periodic examinations by this regulatory agency. The Company is regulated by the Federal Reserve Bank and also is subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services throughout Bulloch County in Georgia.

     The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America(GAAP) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

     Cash and Cash Equivalents
     -------------------------
     Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Reserve requirements maintained with the Federal Reserve Bank totaled $238,000 as of December 31, 2004. The Bank had no such requirement at December 31, 2003.

     Investment Securities
     ---------------------
     The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2004 and 2003, all securities are classified as available-for-sale.

     Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Other Investments
     -----------------
     Other investments include equity securities with no readily determinable fair value. These investments are carried at cost.

     Loans and Allowance for Loan Losses
     -----------------------------------
     Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

     A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

     Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.

     Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades are assigned allocations of loss based on peer group loss experience and regulatory guidelines. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

     Premises and Equipment
     ----------------------
     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

     Depreciation expense is computed over the following estimated useful lives:

Building and improvements        10 - 39.5 years
Furniture and equipment          5 - 10 years
Computer Equipment / Software    3 years

                                     ------
                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Income Taxes
     ------------
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

     Net Earnings(Loss) Per Share
     ----------------------------
     Earnings(loss) per share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The presentation of earnings per share is required on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the reconciliation of the amounts used in the computation of both "earnings per share" and "diluted earnings per share" is required.

     For 2004, the outstanding potential common shares(warrants and options) would not change basic earnings per share. For 2003, the potential effect of outstanding options and warrants would be anti-dilutive, and therefore is not presented. Anti-dilutive potential stock issuances totaled 282,162 at December 31, 2003.

     For 2004 and 2003, net earnings(loss) per share is based on weighted average shares outstanding of 920,547 and 919,847, respectively.

     Stock-Based Compensation
     ------------------------
     At December 31, 2004, the Company sponsors stock-based compensation plans, which are described more fully in Note 9. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings(loss) and earnings(loss) per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards("SFAS") No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the years ended December 31, 2004 and 2003.

                                                         2004        2003
                                                      -----------  ---------
Net earnings(loss) as reported                        $   943,453  (304,797)
Add/deduct: Total stock-based employee compensation
  expense determined under fair-value based method
  for all awards, net of tax                               29,274  (199,575)
                                                      -----------  ---------

Pro forma net earnings(loss)                          $   972,727  (504,372)
                                                      ===========  =========
Basic and diluted earnings(loss) per share:
  As reported                                         $      1.02     (0.33)
                                                      ===========  =========
  Pro forma                                           $      1.06     (0.55)
                                                      ===========  =========

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Stock-Based Compensation, continued
     -----------------------------------
     The pro forma effect of recognizing compensation expense is an increase in net earnings in 2004 due to the reversal of the valuation allowance related to deferred income tax assets discussed in note 7. The fair value of options granted in 2003 was $3.19. The fair value of each option granted in 2003 is estimated on the date of grant using the Minimum Value pricing model with the following assumptions: dividend yield of 0%, risk free interest rate of 4% and an expected life of ten years. The Company did not grant any options in 2004.

     Recent Accounting Pronouncements
     --------------------------------
     In December 2004, the Financial Accounting Standards Board("FASB") adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment("SFAS No. 123(R)"), which revises and amends SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including stock options, to be recognized in the financial statements based on their fair values. Upon adoption, pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123(R) will be effective for the Company for financial statements beginning after December 15, 2005. The Company is still evaluating the transition provisions allowed by SFAS No. 123(R) and expects to adopt its provisions in the first quarter of 2006. The Company has not yet determined the financial statement impact of the pronouncement.

     In March 2004, The Emerging Issues Task Force("EITF") issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments("EITF 03-1"). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004,whereas the recognition and measurement guidance has been deferred. The disclosures required by EITF 03-1 are included in Note 2 to the consolidated financial statements. The Company did not recognize an impairment loss on any investment in 2004 or 2003.

     Other accounting standards that have been issued or proposed by the FASB and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

(2)  INVESTMENT  SECURITIES
     Investment securities available-for-sale at December 31, 2004 and 2003 are as follows:

                                           December 31, 2004
                                           -----------------
                                            Gross       Gross     Estimated
                              Amortized   Unrealized  Unrealized    Fair
                                 Cost       Gains       Losses      Value
                              ----------  ----------  ----------  ---------
  U.S. government agencies    $5,491,527       5,614      34,241  5,462,900
  Mortgage-backed securities   1,822,886           -      13,170  1,809,716
                              ----------  ----------  ----------  ---------

                              $7,314,413       5,614      47,411  7,272,616
                              ==========  ==========  ==========  =========


                                           December 31, 2003
                                           -----------------
                                            Gross       Gross     Estimated
                              Amortized   Unrealized  Unrealized    Fair
                                 Cost       Gains       Losses      Value
                              ----------  ----------  ----------  ---------

  U.S. government agencies    $1,998,006           -       4,895  1,993,111
  Mortgage-backed securities   3,595,906           -      18,339  3,577,567
                              ----------  ----------  ----------  ---------

                              $5,593,912           -      23,234  5,570,678
                              ==========  ==========  ==========  =========

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(2)  INVESTMENT  SECURITIES,  CONTINUED
     Unrealized losses and fair value, aggregated by investment category and length of time that individual investment securities available-for-sale have been in a continuous unrealized loss position, as of December 31, 2004 are summarized as follows:

                                Less than 12 Months     12 Months or More           Total
                              ----------------------  ---------------------  ---------------------
                                 Fair     Unrealized    Fair     Unrealized    Fair     Unrealized
                                Value       Losses      Value      Losses      Value      Losses
                              ----------  ----------  ---------  ----------  ---------  ----------
  U.S. government agencies    $3,964,700      34,241          -           -  3,964,700      34,241
  Mortgage-backed securities     769,618         879  1,040,098      12,291  1,809,716      13,170
                              ----------  ----------  ---------  ----------  ---------  ----------

                              $4,734,318      35,120  1,040,098      12,291  5,774,416      47,411
                              ==========  ==========  =========  ==========  =========  ==========

     At December 31, 2004 and 2003, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2004, four out of six U.S. Government agency securities contained unrealized losses and four out of four mortgage backed securities contained unrealized losses. The Company did not have any securities as of December 31, 2003 that had been in an unrealized loss position for greater than twelve months.

     The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Estimated
                              Amortized     Fair
                                 Cost       Value
                              ----------  ---------
  Due within one year         $4,496,212  4,463,600
  Due from one to five years     995,315    999,300
  Mortgage-backed securities   1,822,886  1,809,716
                              ----------  ---------

                              $7,314,413  7,272,616
                              ==========  =========

     There were no sales of securities available-for-sale during 2004 and 2003. At December 31, 2004 and 2003, securities with a carrying value of approximately $986,000 and $996,000, respectively, were pledged to secure public deposits and for other purposes as required by law.

(3)  LOANS
     Major classifications of loans at December 31, 2004 and 2003 are summarized as follows:

                                             2004         2003
                                          -----------  ----------
Commercial, financial and agricultural    $11,396,239   7,843,325
Real estate - mortgage                     45,417,234  28,290,032
Real estate - construction                  8,049,926   5,164,115
Consumer                                    6,388,187   4,251,917
                                          -----------  ----------

                                           71,251,586  45,549,389

Less:   Allowance for loan losses           1,000,000     673,000
                                          -----------  ----------

                                          $70,251,586  44,876,389
                                          ===========  ==========

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Bulloch County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(3)  LOANS, CONTINUED
     An analysis of the activity in the allowance for loan losses for the years ended December 31, 2004 and 2003 is presented below:

                                    2004        2003
                                 -----------  --------
Balance at beginning of year     $  673,000   375,000
Provision charged to operations     404,865   324,390
Loans charged off                   (82,865)  (35,584)
Recoveries                            5,000     9,194
                                 -----------  --------

Balance at end of year           $1,000,000   673,000
                                 ===========  ========

(4)  PREMISES  AND  EQUIPMENT
     Major classifications of premises and equipment as of December 31, 2004 and 2003 are summarized as follows:

                                   2004       2003
                                ----------  ---------
Land                            $  869,947    869,947
Building and improvements        1,870,197  1,870,197
Furniture and equipment            551,257    361,867
                                ----------  ---------

                                 3,291,401  3,102,011
Less: Accumulated depreciation     274,615    141,479
                                ----------  ---------

                                $3,016,786  2,960,532
                                ==========  =========

     Depreciation expense amounted to $133,136 and $113,111 in 2004 and 2003, respectively.

(5)  DEPOSITS
     Time deposits in excess of $100,000 totaled $23,883,950 as of December 31, 2004, and $8,219,513 as of December 31, 2003.

     At December 31, 2004, contractual maturities of time deposits are summarized as follows:

2005       $35,912,679
2006         6,294,061
2007           369,872
2008           126,542
2009         1,096,110
           -----------

           $43,799,264
           ===========

     At December 31, 2004, the Company held $6,042,000 in certificates of deposit obtained through the efforts of third party brokers. The daily average of such agreements totaled $4,326,833 during 2004. The weighted average cost during 2004 was 2.14%, while the weighted average cost at December 31, 2004 was 2.19%. The deposits as of December 31, 2004 have maturity dates ranging from April 19, 2005 to February 10, 2009. The Bank did not have any certificates of deposit obtained through third party brokers as of December 31, 2003.

(6)  ADVANCES  FROM  FEDERAL  HOME  LOAN  BANK
     At December 31, 2004, the Bank has an advance outstanding from the Federal Home Loan Bank of Atlanta(FHLB) in the amount of $3,000,000. The Bank has pledged approximately $12,389,000 in qualifying mortgage loans as security for this advance and possible future advances. This advance bears interest at a fixed rate of 2.01%, requires quarterly interest payments, is callable on June 20, 2005 and matures on June 18, 2007. At December 31, 2004, the Bank has approximately $6,911,000 in additional borrowing capacity under its borrowing arrangement with the FHLB.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(7)  INCOME  TAXES
     The components of income tax(benefit) expense for the years ended December 31, 2004 and 2003, are as follows:

                                              2004       2003
                                           ----------  ---------
Current                                    $ 179,502          -
Deferred                                     180,274   (113,266)
Benefit from operating loss carryforwards   (179,502)         -
Change in valuation allowance               (630,092)   113,266
                                           ----------  ---------

                                           $(449,818)         -
                                           ==========  =========

     The difference between income tax benefit and the amount computed by applying the statutory federal income tax rate to earnings(loss) before taxes for the years ended December 31, 2004 and 2003 is as follows:

                                           2004       2003
                                        ----------  ---------
Pretax income(loss) at statutory rate   $ 167,836   (103,631)
State income tax expense(benefit), net      8,878    (12,192)
Change in valuation allowance            (630,092)   113,266
Other                                       3,560      2,557
                                        ----------  ---------
                                        $(449,818)         -
                                        ==========  =========

     The following summarizes the components of deferred taxes at December 31, 2004 and 2003.

                                                                     2004      2003
                                                                   --------  ---------
Deferred income tax assets:
  Allowance for loan losses                                        $297,493   242,081
  Pre-opening expenses                                               69,419   102,740
  Operating loss carryforwards and credits                           93,413   272,915
  Unrealized losses on investment securities available-for-sale      15,046     8,364
  Premises and equipment                                                  -     5,191
  Other                                                               7,810     7,165
                                                                   --------  ---------

    Total gross deferred income tax assets                          483,181   638,456
Less valuation allowance                                                  -  (630,092)
                                                                   --------  ---------

    Total deferred income tax assets                                483,181     8,364
                                                                   --------  ---------

Deferred income tax liability consisting of premises
  and equipment                                                      17,512         -
                                                                   --------  ---------

    Net deferred income tax assets                                 $465,669     8,364
                                                                   ========  =========

     The future tax consequences of the differences between the financial reporting and tax basis of the Company's assets and liabilities resulted in a net deferred tax asset. Prior to 2004, a valuation allowance was established for the net deferred tax asset, as the realization of these deferred tax assets was dependent on future taxable income. During 2004, the Company determined that the realization of the net deferred asset was more likely than not; therefore, the valuation allowance was eliminated. This determination was based on monthly earnings and projections of future earnings. As of December 31, 2004, the Company has federal net operating loss carryforwards totaling approximately $195,000 and state net operating loss carryforwards totaling approximately $332,000 that will begin to expire in 2021 unless previously utilized.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(8)  COMMITMENTS
     The Company has entered into employment agreements with its President and Chief Executive Officer, its Chief Financial Officer and its Chief Credit Officer, providing for initial terms of three years. The agreements provide for base salaries, incentive bonuses based on the Company's performance, stock options, and other perquisites commensurate with their employment.

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The Bank's loans are primarily collateralized by residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment.

     Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank had no outstanding letters of credit at December 31, 2004 or 2003.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                                                 2004        2003
                                              -----------  ---------
Financial instruments whose contract amounts
  represent credit risk:
    Commitments to extend credit              $11,911,495  6,153,648

     The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Bank has arrangements with commercial banks for short term unsecured advances up to $2,000,000.

(9)  EMPLOYEE  AND  DIRECTOR  BENEFIT  PLANS
     Defined Contribution Plan
     -------------------------
     During 2003, the Company adopted a 401(k) savings plan under which eligible employees may choose to save up to 15 percent of salary income on a pre-tax basis, subject to certain IRS limits. Under the plan, the Company can make additional discretionary contributions, as determined by the Board of Directors. During 2004 and 2003, the Company made no plan contributions.

     Stock Option Plan and Warrants
     ------------------------------
     The Company sponsors an employee stock incentive plan. The plan was adopted for the benefit of directors, key officers and employees in order that they may purchase Company stock at a price equal to the fair market value on the date of grant. A total of 137,770 shares were reserved for possible issuance under the plan. The options vest over one to five-year periods and expire after ten years.

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(9)  EMPLOYEE  AND  DIRECTOR  BENEFIT  PLANS,  CONTINUED
     Stock Option Plan and Warrants, continued
     ----------------------------------------------
     In connection with the Company's formation and initial offering, 188,708 warrants for shares were issued to the organizers. The warrants were issued at the initial offering price of $10 per share and vest evenly over a five-year period. The warrants will be exercisable for a period of ten years following issuance, but generally no later than three months after the holder ceases to serve as a director.

     A summary of activity in the directors' warrants and stock option plans for the years ended December 31, 2004 and 2003 is presented below:

                                      2004                 2003
                                ------------------  -------------------
                                         Weighted             Weighted
                                          Average              Average
                                         Exercise             Exercise
                                Shares     Price     Shares     Price
                                -------  ---------  --------  ---------
Outstanding, beginning of year  282,262  $   10.00  283,262   $   10.00
Exercised during the year             -          -   (1,000)      10.00
                                -------             --------

Outstanding, end of year        282,262      10.00  282,262       10.00
                                =======             ========

Exercisable, end of year        125,125      10.00   62,663       10.00
                                =======             ========

     The options and warrants outstanding have a weighted average remaining contractual life of approximately seven years as of December 31, 2004.

(10) SHAREHOLDERS'  EQUITY
     Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

(11) RELATED  PARTY  TRANSACTIONS
     The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. As of December 31, 2004 and 2003, there were approximately $3,437,000 and $6,362,000, respectively, of related party deposits. Following is a summary of related party loans for the year ended December 31, 2004:

Beginning balance             $ 3,633,823
New loans/advances                788,194
Less: Repayments               (1,686,077)
                              ------------

Balance at December 31, 2004  $ 2,735,940
                              ============

(12) MISCELLANEOUS  OPERATING  EXPENSES
     Components of other operating expenses which are greater than 1% of interest income and other operating income for the years ended December 31, 2004 and 2003 are as follows:

                               2004     2003
                             --------  -------
Advertising                  $134,622   96,937
Audits and examinations        76,389   62,780
Business development           57,799   48,205
Mortgage expenditures          24,417   47,742
Data processing               193,168  136,223
FDIC, OCC, State Assessment    42,378   31,403
Legal and professional         57,976   32,144
Stationery and supplies        62,544   56,533
Telephone                      35,874   29,963
Regulatory fees                41,378   31,403
Computer maintenance           36,317   30,755

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(13) REGULATORY  MATTERS
     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios(set forth in the table below) of Total and Tier 1 Capital(as defined in the regulations) to risk-weighted assets(as defined), and of Tier 1 Capital(as defined) to average assets(as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The actual capital amounts(in thousands) and ratios as of December 31, 2004 and 2003 are also presented in the table below:

                                                                                        To Be Well
                                                                                     Capitalized Under
                                                                  For Capital        Prompt Corrective
                                               Actual          Adequacy Purposes     Action Provisions
                                         ------------------  --------------------  ----------------------
                                          Amount    Ratio       Amount     Ratio    Amount       Ratio
                                         -------  ---------  ------------  ------  ---------  -----------
AS OF DECEMBER 31, 2004:
Total Capital(to Risk Weighted Assets)
  Consolidated                           $ 9,408     11.77%  $      6,392   8.00%        N/A        N/A
  Bank                                   $ 8,531     10.68%  $      6,392   8.00%  $   7,990       10.00%
Tier 1 Capital(to Risk Weighted Assets)
  Consolidated                           $ 8,408     10.52%  $      3,196   4.00%        N/A        N/A
  Bank                                   $ 7,531      9.43%  $      3,196   4.00%  $   4,794        6.00%
Tier 1 Capital(to Average Assets)
  Consolidated                           $ 8,408      9.41%  $      3,573   4.00%        N/A        N/A
  Bank                                   $ 7,531      8.43%  $      3,573   4.00%  $   4,466        5.00%
AS OF DECEMBER 31, 2003:
Total Capital(to Risk Weighted Assets)
  Consolidated                           $ 8,018     15.48%  $      4,144   8.00%        N/A        N/A
  Bank                                   $ 6,037     11.65%  $      4,144   8.00%  $   5,180       10.00%
Tier 1 Capital(to Risk Weighted Assets)
  Consolidated                           $ 7,449     14.38%  $      2,072   4.00%        N/A        N/A
  Bank                                   $ 5,468     10.56%  $      2,072   4.00%  $   3,108        6.00%
Tier 1 Capital(to Average Assets)
  Consolidated                           $ 7,449     13.76%  $      2,165   4.00%        N/A        N/A
  Bank                                   $ 5,468     10.10%  $      2,165   4.00%  $   2,706        5.00%

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(13) REGULATORY  MATTERS,  CONTINUED
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

(14) FIRST SOUTHERN BANCORP(PARENT COMPANY ONLY) FINANCIAL INFORMATION

                          Balance Sheets

                    December 31, 2004 and 2003

                              Assets
                              ------

                                                        2004       2003
                                                     ----------  ---------
Cash and interest-bearing deposits                   $  414,177  1,730,492
Land                                                    265,448    265,448
Other assets                                            170,806          -
Investment in Bank                                    7,530,690  5,453,608
                                                     ----------  ---------

                                                     $8,381,121  7,449,548
                                                     ==========  =========

               Liabilities and Shareholders' Equity
               ------------------------------------

Shareholders' equity                                 $8,381,121  7,449,458
                                                     ==========  =========


                            Statements of Operations

                 For the Years Ended December 31, 2004 and 2003

                                                                          2004       2003
                                                                        ---------  ---------

Other operating expense                                                  $16,315    25,988
                                                                        ---------  ---------
  Loss before income tax benefit and equity in undistributed
    earnings(loss) of Bank                                               (16,315)   (25,988)
Income tax benefit                                                       170,806          -
                                                                        ---------  ---------
  Earnings(loss) before equity in undistributed earnings(loss) of Bank   154,491    (25,988)
                                                                        ---------  ---------

  Equity in undistributed earnings(loss) of Bank                         788,962   (278,809)
                                                                        ---------  ---------

    Net loss                                                            $943,453   (304,797)
                                                                        =========  =========

                      FIRST SOUTHERN BANCORP AND SUBSIDIARY

(14) FIRST SOUTHERN BANCORP(PARENT COMPANY ONLY) FINANCIAL INFORMATION,
     CONTINUED

                            Statements of Cash Flows

                 For the Years Ended December 31, 2004 and 2003

                                                                       2004         2003
                                                                   ------------  ----------
Cash flows from operating activities:
  Net earnings(loss)                                               $   943,453    (304,797)
  Adjustments to reconcile net earnings(loss) to net cash
    used by operating activities:
      Equity in undistributed(earnings) loss of Bank                  (788,962)    278,809
      Change in other assets                                          (170,806)        (50)
                                                                   ------------  ----------

              Net cash used by operating activities                    (16,315)    (26,038)
                                                                   ------------  ----------

Cash flows from investing activities:
  Capital infusion to Bank                                          (1,300,000)          -
  Purchase of land                                                           -    (265,448)
                                                                   ------------  ----------

              Net cash used by investing activities                 (1,300,000)   (265,448)
                                                                   ------------  ----------

Cash flows from financing activities consisting of proceeds from
    exercise of stock options                                                -      10,000
                                                                   ------------  ----------

Net change in cash                                                  (1,316,315)   (281,486)

Cash at beginning of year                                            1,730,492   2,011,978
                                                                   ------------  ----------

Cash at end of year                                                $   414,177   1,730,492
                                                                   ============  ==========

                                  CORPORATE AND SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------------------------------------
                                                DIRECTORS
--------------------------------------------------------------------------------------------------------------

MICHAEL R. ANDERSON                      CHARLES A. DEAL                       WILLIAM I. GRIFFIS
President                                Senior Partner                        President
Bulloch County Fertilizer Company, Inc.  Cross Creek Farms                     Georgia Southern University
                                                                               Foundation, Inc.
                                                                               Vice President for
                                                                               Advancement
                                                                               Georgia Southern University

TRACY D. HAM                             JAMES A. HIGH, DDS                    W. PRATT HILL, III
Head Football Coach                      Orthodontist                          Partner
Clark Atlanta University                                                       Lee, Hill & Johnston Insurers
President
Hambone Enterprises

MICHAEL R. KENNEDY                       R. WHITMAN LORD, O.D.                 LAURA TAULBEE MARSH
President                                President                             Partner
Kennedy Industries, Inc.                 Lord Eye Centers, Inc.                Franklin, Taulbee, Rushing,
                                                                               Snipes & Marsh, P.C.

JEFFREY D. POPE                          RONNIE J. POPE                        HUDSON J. POWELL, SR., DMD
President and Co-Owner                   President                             General Dentistry
Pope Construction Co., Inc.              R.J. Pope Traditional Menswear, Inc.
                                         and Cobblers Bench, Inc.

LAMAR O. REDDICK                         DEVRA P. WALKER, CPA                  L. ANTHONY WATERS, III
Retired Business Owner                   Business Owner                        Business Owner
Lamar O. Reddick & Associates            Walker Pharmacy & Gift Shop,          L.A. Waters Furniture Co., Inc.
                                         Little Doses Children's Wear,
                                         The Wash Room and
                                         Brooklet Drug

F. THOMAS DAVID
President and Chief Executive Officer
First Southern Bancorp
President and Chief Executive Officer
First Southern National Bank

--------------------------------------------------------------------------------------------------------------
                                                 OFFICERS
--------------------------------------------------------------------------------------------------------------
OFFICERS

F. THOMAS DAVID                          CHARLES R. FENNELL, JR.               CHRISTOPHER T. CLIETT
President and Chief Executive Officer    Chief Financial Officer               Senior Vice President and
                                                                               Chief Credit Officer



A COPY OF THE COMPANY'S 2004 ANNUAL REPORT ON FORM 10-KSB, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE AT NO CHARGE TO EACH SHAREHOLDER UPON WRITTEN REQUEST TO F. THOMAS DAVID, PRESIDENT AND CEO, FIRST SOUTHERN BANCORP, 201 SOUTH MAIN STREET, STATESBORO, GEORGIA 30458.